Exhibit (a)(2)(lii)

Press Release
Your Contacts: Corinne Hoff Aventis Global Media Relations Tel.: + 33 (0)3 88 99 19 16 Corinne.Hoff@Aventis.com	Tony Roddam Aventis Global Media Relations Tel.: + 33 (0)3 88 99 11 38 Tony.Roddam@Aventis.com

This announcement does not constitute or form part of an offer to buy or solicitation of an offer to sell securities in the United States or any other jurisdiction.

Aventis plans Squeeze Out of Hoechst AG

Strasbourg, France, August 23, 2004—In the context with the closing, on August 20, 2004, of the offer by Sanofi-Synthelabo on the shares of Aventis, and the resulting legal obligation of Sanofi-Aventis to launch (as announced today) a subsequent offer on the remaining capital of Hoechst AG, Aventis intends to acquire the shares of the outstanding shareholders of Hoechst AG, Frankfurt am Main, through a squeeze out transaction against payment of an adequate cash compensation. As principal shareholder of Hoechst AG, Aventis intends to request an extraordinary shareholders' meeting of Hoechst AG to vote for the transfer of shares to Aventis.

        The evaluation of Hoechst's capitalized earnings value (Ertragswert) is currently ongoing in the context of the determination of the cash compensation, which is expected to be in line with the current market value.

        Aventis currently owns a shareholding of 98.1% in Hoechst AG. Pursuant to the German Stock Corporation Act a principal shareholder holding at least 95% of the shares may take over the shares of the remaining shareholders against adequate cash compensation.

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Aventis    •    67917 Strasbourg    •    Cedex 9    •    www.aventis.com
Address for visitors: 16, Avenue de l'Europe    •    Espace Européen de l'Entreprise    •    F-67300 Schiltigheim

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission ("SEC") and in the current Annual Report—"Document de Référence"—on file with the "Autorité des marchés financiers" ("AMF") in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the AMF before its release.

        Aventis shareholders are advised to read Aventis' Note d'information en réponse registered under visa no 04-510 with the AMF. This document contains important information. Aventis shareholders are also advised to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 filed by Aventis with the SEC, as it also contains important information. The Note d'information en réponse and the Solicitation/ Recommendation Statement and other public filings made from time to time by Aventis with the AMF or the SEC are available without charge from the AMF's website at www.amf-france.org and from the SEC's website at www.sec.gov.